March 19, 2007

Bill Oberndorf

Chairman of the Board of Directors

ProQuest Company

591 Redwood Highway, Suite 3215

Mill Valley, CA 94941

Re: My Resignation

Following on my letter of last week and the imminent change in my employment, I am writing to inform you of my decision to resign from the Board of Directors of ProQuest Company, effective immediately. The circumstances involving Ripplewood's acquisition of RDA and the decision to merge their educational publishing assets into Reader's Digest were not foreseen. However, this action coupled with my appointment into an operating role, with oversight for the educational publishing sector, has led to my decision to resign from the Board to eliminate any appearance of conflict. My announcement will be released tomorrow.

Despite our challenges, I have truly enjoyed my nearly three years working with you, my fellow board members and the company. I believe we have collectively worked well under difficult circumstances to navigate the company towards a better future.

I wish you and the company continued success as you complete this transition. If I can be of any assistance, please do not hesitate to call.

Sincerely,

/s/ Michael S. Geltzeiler

Cc: Todd Buchardt

Gary Roubos

Richard Surratt

Resignation

I, Michael Geltzeiler, hereby resign as director of the Board of Directors of ProQuest, and its Audit Committee, effective March 19, 2007.

/s/ Michael S. Geltzeiler

Michael S. Geltzeiler